Exhibit 15.1

                       Consent of Independent Registered Public Accounting Firm

The Board of Directors
RiT Technologies Ltd.
Tel-Aviv
Israel

We consent to the incorporation by reference in the Registration Statements of RiT Technologies Ltd. on Form S-8 (File No., 333-90750 , 333-117646 , 333-141680 and 333-169241) of our report dated May 10, 2012, with respect to the consolidated balance sheets of RiT Technologies Ltd. as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 20-F of RiT Technologies Ltd.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel

May 10, 2012